May 23, 2022


BY EMAIL

Corey F. Rose, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

Re:    Registration Statement on Form N-6 of AUL American Individual Variable
Life Unit
       Trust (the    Separate Account   ) of American United Life Insurance
Company (the
          Company   ) relating to OneAmerica VUL (File Nos. 811-08311 and
333-263757)
       (the    Registration Statement   )

Dear Mr. Rose:

        The staff has reviewed the Registration Statement on Form N-6 filed on March 22, 2022 by the Separate Account under the Securities Act of 1933, as amended (the
1933 Act   ), and the
Investment Company Act of 1940, as amended (the    1940 Act   ). All
capitalized terms not
otherwise defined herein have the respective meanings given to them in the Registration
Statement. References to    Items    or    Instructions    herein are to Items
and Instructions in Form
N-6 and references to    Rule    are to Rules under the 1933 Act.

GENERAL

1. Please confirm that all missing information, including financial statements and exhibits, and current expense data for all Portfolios listed in the Appendix, will be filed in a pre-
       effective amendment to the Registration Statement. We may have further comments when you supply the omitted information.

2. Where a comment is made with regard to disclosure in one location of the Registration
       Statement, it is applicable to all similar disclosure appearing elsewhere in the
       Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the
       Separate Account.
 Corey F. Rose, Esq.
May 23, 2022
Page 2 of 16

4. Please provide powers of attorney that relate specifically to the Registration Statement as required by Rule 483(b).

5. Please format the Prospectus to assist with investor comprehension. For example:

           a. Please set off headings and subheadings from the rest of the text.

           b. Please use defined terms consistently throughout the document, and define terms
              in context where first used. For example, the term    OAS    is
first used on page 17,
              but is first defined in Part C of the Registration Statement. The
term    policy
              should also be capitalized throughout when referring to the policy registered in this Registration Statement. Additionally, defined terms used on the Cover Page should be consistently defined in context where first used to assist with investor comprehension. Finally, terms should be consistently capitalized (and defined) or
              lowercased throughout the document (e.g.,    us,       surrender
charge,    and    grace
              period   )

           c. Please use spacing and gridlines, or similar methods, to more clearly differentiate the rows of the Key Information Table.

REGISTRATION STATEMENT FACING PAGE

6. Please revise the exact name of the registrant to match the name of the Separate Account;
   i.e.,    OneAmerica VUL     AUL American Individual Variable Life Unit
Trust.

FRONT COVER PAGE

7.        OneAmerica VUL    appears on the cover page, directly above the name
of the Company.
       If this is the name of the Policy, please update the EDGAR class identifiers accordingly.
       See Rule 313(b) of Regulation S-T.

8. Please revise the third sentence of the fifth paragraph to conform to the legend required
       by Item 1(a)(8) (i.e.,    Upon cancellation, you will receive either a
full refund of the
       amount you paid with your application or your total [Policy] value.

PROSPECTUS

Definitions of Terms

9. Please revise the definition of Depositor to make clear that the Depositor is American
       United Life Insurance Company.

10. The definition of Home Office includes a reference to a toll-free number and provides
       AUL   s website homepage. Please clarify how the website and toll-free number relate to
       the Home Office. E.g., can investors provide proper notice to the Home Office by calling the toll-free number or accessing the website?
 Corey F. Rose, Esq.
May 23, 2022
Page 3 of 16

11. The use of the terms Portfolio, Fund, and Fund Portfolio throughout the document are confusing. Sometimes they appear to be used interchangeably to refer to the subaccount investment options under the Policy (see, e.g., the subsections General Information about
       AUL, the Separate Account and the Fund     The Funds and Voting Rights).
However, the
       term Portfolio is defined as a    separate investment Fund in which the
Separate Account
       invests,    and the term Fund is defined as a    diversified, open-end
management
       investment company commonly referred to as a Fund, or a Portfolio
thereof.    Please
       consider whether a specific definition (i.e., Fund) is needed to refer to the trusts of which the Portfolios are series.

12. Please consider whether the defined terms Statutory Prospectus and Summary Prospectus are necessary.

13. The defined terms Separate Account and Variable Account appear to be synonymous.
       Please consider using a single defined term throughout the Registration Statement.

14. Please consider adding the term Right to Examine, which is currently defined in context, to the Definitions of Terms. Please also confirm that the definition of Right to Examine is consistent with Right to Cancel (Examination Right), as used in the prospectus.

Table of Contents

15. Please move the Table of Contents to either the outside front, inside front, or outside back cover page of the prospectus, as required by Rule 481(c). Currently, the Definitions of
       Terms section precedes the Table of Contents.

16. Please supplementally confirm that, in electronic versions of the summary and statutory
       Prospectuses and SAI, cross-references in the Table of Contents will link directly to the relevant sections in the documents where the subject matter is discussed.

17.    Please include the headings    Important Information You Should Consider
about the
       Policy    and    Other Benefits Available Under the Policy,    and any
other major headings,
       in the Table of Contents. Please also ensure that all major subheadings are listed under each heading in the Table of Contents.

18. Please move the legend appearing at the bottom of the Table of Contents to the front cover page. See Rule 481(b).

Key Information Table     Important Information You Should Consider About the
Policy
(pages 9-10)

19. Please revise section headings to match the presentation format in Form N-6 (e.g., revise
       the heading of Item 2 to    Important Information You Should Consider
about the Policy   )
       and to conform the headings in the Prospectus with the headings in the Summary
       Prospectus for New Investors (   ISP   ). See Instruction 1(a) of Item
2.
 Corey F. Rose, Esq.
May 23, 2022
Page 4 of 16

20. Please supplementally confirm that the Key Information Table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2.

21.     Please ensure that all cross-references in the    Location in
Prospectus    column direct the
        reader to the appropriate section and subsection of the statutory Prospectus where the subject matter is discussed in greater detail. For example,
cross-references to    Addition,
        Deletion or Substitution of Investments    should be revised to read
The Policy
        Addition, Deletion or Substitution of Investments.

Fees and Expenses

   Transaction Charges

22. Please provide a cross-reference in the right-hand column that directs investors to more information about transaction charges that may apply to Face Amount decreases (e.g., to
           Death Benefit and Changes in Face Amount     Decrease in Face Amount
  ).

   Ongoing Fees and Expenses (annual charges)

23.     Please revise the first row of the table to read    Investment options*
(Portfolio Company
        fees and expenses),    in order to use the defined term    Portfolio
consistently throughout.

24. Please confirm that the Portfolio fees and expenses shown in the table are expressed as a percentage of Portfolio net assets.

Risks

   Risks Associated with Investment Options

25.     Please revise the second bullet to read as follows:    Each Fund
Portfolio (including a
        Fixed Account investment option) has its own unique risks. You should review each
        investment option (Fund   s including each Portfolio   s prospectus)
before making an
        investment decision.    Please also add cross-references to the
appropriate section of the
        statutory Prospectus where the Fixed Account is discussed in greater detail.

   Insurance Company Risks

26. Please indicate how investors can request financial strength ratings from the Company
        (e.g., via a toll-free telephone number, or via a website link more specific than the
        Company   s homepage).
 Corey F. Rose, Esq.
May 23, 2022
Page 5 of 16

Restrictions

   Investments

27.    The third bullet reads as follows:    We reserve the right to close,
add, substitute or remove
       Investment Accounts as investment options under the Policy. A Fund may also be merged
       into another Fund.    To avoid investor confusion, please replace
Investment Accounts
       and    Fund    with a single defined term (e.g., Portfolio). See
Instruction 4(a) to Item 2
       (using    Portfolio Companies    throughout).

   Optional Benefits

28.    Please briefly note that the Policy offers several asset allocation
models (   Models   ) and
       that these Models may change over time. Please add a cross-reference to the appropriate section and subsection of the statutory Prospectus where the subject matter is discussed in greater detail.

Conflicts of Interest

   Investment Professional Compensation

29.    For consistency, please revise    financial professionals    to read
investment
       professionals    in the first sentence.

   Exchanges

30.    Please lowercase    Policy    throughout the second bullet, in order to
clarify that this
       disclosure is referring to variable life insurance policies more generally.

Overview of the Policy (pages 11-12)

Purpose

31.    The penultimate sentence states that the Policy    may be appropriate
for you if you have a
       long investment time horizon and the Policy   s terms and conditions are
consistent with
       your financial goals.    Please briefly explain how the Policy is
intended to help investors
       meet long-term financial goals.

Premiums

32.    The second paragraph reads:    Generally, the Initial Net Premium and
any Net Premium
       received during the Right to Examine period are allocated to the money market account
 Corey F. Rose, Esq.
May 23, 2022
Page 6 of 16

       on the later of the Policy Date or the date we receive the Premium at
AUL   s Home
       Office.

          a. Please delete    generally    from the beginning of this sentence,
or disclose any
             exceptions.

          b. Please reconcile this language with the second sentence under Overview of the
             Policy     Policy Features     Right to Cancel (Examination
Right), which states that
                AUL generally allocates Net Premiums to the Fixed Account and Investment
             Accounts on the later of the day the    right to examine    period
expires, or the date
             AUL receives the premium at the Home Office.

          c. Please disclose here the amount that will be refunded to investors upon returning the Policy. Given that all premiums will be invested in the money market fund during the right to examine period, please indicate whether you intend to refund the greater of Account Value or premiums paid. If this amount will not include earnings from the money market fund, please supplementally explain why. Please make conforming changes throughout, as applicable, including in the section The
             Policy     Right to Examine Period.

33.    The first sentence of the fourth paragraph reads:    The amount
allocated to the Fixed
       Account will earn [an] interest rate not less than the guaranteed interest rate, see Fixed
       Account.    Here, and throughout, please consider revising to more
clearly indicate the
       presence of a cross-reference. For example, the sentence could be revised as follows:
          The amount allocated to the Fixed Account will earn [an] interest rate not less than the guaranteed interest rate. For more information, see Fixed Account.

Policy Features

   Supplemental Benefits and Riders

34.    The disclosure in this subsection refers to both    optional benefits
and    optional riders.
       Please explain the difference between optional benefits and optional riders. If they are synonymous, please clarify.

35.    The sentence following the list of supplemental benefits available
states:    An additional
       charge or fee upon exercising the benefit may apply to optional riders. Specify those with an additional charge. Please also add, if true, that an additional charge or fee may apply to certain standard benefits (e.g., the Overloan Protection
Rider).

   Right to Cancel (Examination Right)

36. Please disclose the refund that an Owner receives (i.e., either the premiums paid or the
       Account Value).
 Corey F. Rose, Esq.
May 23, 2022
Page 7 of 16

Fee Table (pages 12-13)

Periodic Charges Other than Fund Expenses

37.    Please revise the title of the table to    Periodic Charges Other than
Annual Fund
       Portfolio Expenses    in the title of the table, to conform to the
presentation format of Item
       4.

38.    Please conform the presentation format of the rows in the    Charge
column to match
       Item 4. For example,    Minimum and Maximum Charge    and    Charge for
a
       Representative Investor    should appear as sub-headings under the Cost
of Insurance row,
       and Representative COI should be merged with the    Charge for a
Representative
       Investor    sub-heading.

39. The rows for Accelerated Death Benefit for Chronic Illness Rider and Accelerated Death
       Benefit for Terminal Illness Rider state that charges are deducted [u]pon any payment of
       the rider   s benefit.    Please confirm whether these are non-recurring
charges. Any non-
       recurring Policy fee, account fee, or similar fee should be included in
the    Transaction
       Fees    table. See Instruction 2(c) to Item 4.

40.    Footnote 4 to the table states    [s]ubject to state availability
(referring to optional
       benefits under the Policy). Here, and throughout the Registration Statement as applicable, please remove disclosure stating that the operation of the product (including the availability of benefits) may vary by state. All material state variations must be disclosed in the Prospectus (or an appendix thereto).

41.    Please revise footnote 2 to clarify that the charge is    not deducted,
  rather than    reduced
       to zero,    when the Insured reaches the Attained Age of 121.

Total Annual Fund Company Operating Expenses

42. Please bold the legend immediately preceding this table to match the presentation format of Item 4.

43.    Please revise the title of the table to    Annual Portfolio Company
Operating Expenses    to
       match the presentation format of Item 4.

Principal Risks of the Policy (pages 14-15)

44. Please summarize the principal risks of the Portfolio Optimization Program, including any relevant disclosure regarding material conflicts of interest, in this section.

45. Please confirm whether natural disasters and pandemics, generally, are principal risks of the Policy. If not, please consider tailoring the principal risk disclosure accordingly.
 Corey F. Rose, Esq.
May 23, 2022
Page 8 of 16

Policy Lapse

46.    The Company states in the second sentence that    [t]here is no
guarantee that the Owner   s
       Policy will not lapse even if the Owner pays the Owner   s Planned
Premium.

          a. Please briefly explain here why the Policy may lapse, even if a Policy holder pays the planned premiums (i.e., if the Cash Surrender Value is less than the Monthly
             Deduction on the day the deduction is made).

          b. Please briefly discuss the operation of the Grace Period if the Policy is in default, including the notice to be provided, and that the Policyholder has an opportunity to make an additional payment to keep the Policy in force.

          c. Please reference the no-lapse guarantee riders (e.g., the Policy will not lapse so long as the conditions of the riders are satisfied).

          d. Please also provide corresponding cross-references to the sections of the statutory
             Prospectus where the subject matter is discussed in greater detail.

Limitations on Access to Cash Value

47. The second sentence states that making a Partial Surrender or taking a loan may change the Owner s Policy s Total Face Amount. Please also caution in the principal risk discussion that a decrease in Face Amount may result in a proportional Surrender Charge.

48.    Please revise the third sentence to state:    Partial Surrenders and
loans may make the
       Owner   s Policy more susceptible to lapse.

Tax Treatment of Life Insurance Contracts

49. Please briefly discuss (i) the tax treatment AUL intends for the Policy (as discussed in the first sentence) and (ii) the tax treatment of a Modified Endowed Contract (as discussed in the second sentence).

50.    The last sentence states:    There may be adverse tax consequences (i.e.
a 10% penalty) in
       the event of a Surrender or withdrawal if the Owner is under the age of
59   .    Please
       replace    i.e.    with    including    to clarify that such adverse tax
consequences may include,
       but are not limited to, a 10% federal penalty.

General Information About AUL, the Separate Account and the Fund

The Funds

51.    Please revise the first sentence to read:    Each Investment Account of
the Separate
       Account invests in shares of a corresponding Portfolio Fund.    Please
also revise this
       subsection consistent with the comment, supra, regarding the use of the terms Portfolios and Funds throughout the Registration Statement.
 Corey F. Rose, Esq.
May 23, 2022
Page 9 of 16

Voting Rights

52.    The second sentence states:    In accordance with its present view of
applicable law, AUL
       will exercise voting rights attributable to the shares of each Portfolio held in the
       Investment Accounts at regular and special meetings of the shareholders of the Funds or
       Portfolios on matters requiring shareholder voting under the 1940 Act. Please revise this sentence consistent with the comment, supra, regarding the use of the terms Portfolios and Funds throughout the Registration Statement, to clarify that Owners have voting rights only in the series of a trust held in an Investment Account of the Separate Account
       (i.e., voting rights would apply to series of a Fund that are available as investment options, but not necessarily every underlying series of a Fund). Please make corresponding changes throughout this section.

53.    The penultimate sentence of the third paragraph states:    If required
by the SEC or under a
       contract with any of the Funds, AUL reserves the right to determine in a different fashion
       the voting rights attributable to the shares of the Portfolio.    Please
explain what    under a
       contract with any of the Funds    is intended to refer to.

54. Please revise the second sentence of the fourth paragraph, consistent with prior
       comments, as follows:    AUL will vote shares of an Investment Account
Portfolio, if
       any   .

55.    The last sentence of the fourth paragraph states that    AUL will vote
its own shares in the
       same proportion as the voting instructions that are received in a timely manner for
       Policies participating in the Investment Account.    Please also
disclose that, due to
       proportionate voting, the vote of a small number of Owners can determine the outcome of a proposal.

Revenue AUL Receives

56.    The last sentence of the second paragraph on page 18 states:    The
investment objectives
       of each of the Portfolios are described below.    Please add a
cross-reference to the
       Appendix.

57.    The first sentence of the penultimate paragraph on page 18 states:
The Funds are
       described in their Prospectuses, which accompany this Prospectus. Please (i) clarify whether the term Prospectus, as used in this disclosure, refers to the summary or statutory prospectuses of the underlying Portfolios; and (ii) confirm whether prospectuses for the underlying Portfolios will be delivered (along with the ISP) to investors.

Premium Payments and Allocations (pages 21-25)

58. Please move the discussions of optional benefits in this section (i.e., Dollar Cost
       Averaging Program, Portfolio Rebalancing Program) to the Optional Benefits Available
       Under the Policy section. Please also disclose, in the Portfolio Options Transfers and
 Corey F. Rose, Esq.
May 23, 2022
Page 10 of 16

       Optional Benefits Available Under the Policy sections, that only one of these transfer programs may be elected at any time.

Premiums

59. Please disclose in this section the minimum required initial premium amount. If none, please so state. See Item 9(a)(1).

60.    Please add disclosure explaining the Guideline Premium Test and the Cash
Value
       Accumulation Test.

Premium Allocations and Crediting

61. The penultimate paragraph of this subsection states, in part, that if an Owner exercises the
       right to examine and cancels it by returning it to AUL, then AUL    will
refund either the
       premiums paid or the Account Value.    Please add this disclosure from
this paragraph
       throughout the Registration Statement where the right to examine is discussed.

Transfer Privilege

62. Please delete the last two sentences of the first paragraph, which discuss transfer charges.
       There do not appear to be any applicable transfer charges.

Dollar Cost Averaging Program

63.    The fifth paragraph notes that    AUL reserves the right to impose a $25
transfer charge
       for each transfer effected under a DCA Program.    Please include this
charge in the Fee
       Table.

Portfolio Rebalancing Program

64.    The final paragraph notes that AUL does not currently charge for its
Portfolio
       Rebalancing Program. If AUL reserves the right to charge, please include the applicable
       charge in the Fee Table. Otherwise, please delete    currently.

Portfolio Optimization Program

   The Program

65. Please explain whether you intend to send an Investment Adviser Brochure (Part 2 of
       Form ADV) and a Form CRS to investors that elect the Portfolio Optimization Program.
       If not, please explain your legal basis. Also, please state in the Prospectus that MFIM a registered adviser under the Investment Advisers Act of 1940 and has an advisory relationship with each Owner who elects into the Program.
 Corey F. Rose, Esq.
May 23, 2022
Page 11 of 16

   The Portfolio Optimization Models

66. Please specifically describe the Models in this section (e.g., include the allocation percentages), describe the strategies of each Model, and explain where Owners can find more information about each Model and its strategy.

   Periodic Updates of the Portfolio Optimization Model and Notices of Updates

67.    The last two sentences of this section reads as follows:    Some of the
riders available
       under the Contract require the Owner to participate in a specific asset allocation service.
       If the Owner purchased any of these riders, such riders will terminate if the Owner withdraws from Portfolio Optimization or allocates any portion of the
Owner   s
       subsequent Premiums or Account Value to an Investment Option that is not currently
       allowed with the rider (as more fully described in each rider.    Please
supplementally
       confirm whether this disclosure is accurate. If so, please add corresponding disclosure, in
       the    Brief Description of Restrictions/Limitations    column, of the
Other Benefits
       Available Under the Policy table describing any such rider limitations or restrictions.

Fixed Account (page 26)

Summary of the Fixed Account

68.    Please revise the last two sentences of the first paragraph as follows:
  Accordingly,
       neither the Fixed Account nor any interests therein are subject to the provisions of these
       Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this
       Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account is, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Minimum Guaranteed and Current Interest Rates

69.    The last sentence states:    AUL bears the investment risk for Owner   s
Fixed Account
       values and for paying interest at the Current Rate on amounts allocated to the Fixed
       Account.    Please add disclosure clarifying that, although AUL bears
the investment risk,
       investors continue to bear investment risk related to the Company   s
claims-paying ability
       and financial strength.

Charges and Deductions (pages 27-28)

70. Briefly describe current charges for each of the charges listed in this section. See Item
       7(a).

Surrender Charge

71. Identify what is provided in consideration for Surrender Charges (e.g., the use of
       Surrender Charges to pay distribution costs). See Item 7(a).
 Corey F. Rose, Esq.
May 23, 2022
Page 12 of 16

Table of Surrender Charges: Based on a $500,000 Face Amount

72. Please provide the Surrender Charges in this table in percentage terms. See Instruction 1 to Item 7.

73.    The sentence immediately following the table states:    Partial
Surrenders are limited to the
       Cash Surrender Value of the Policy; therefore, there is no surrender charge assessed on
       Partial Surrenders.    Here, and elsewhere as appropriate in the
Prospectus, please add that
       withdrawals and Surrenders may have tax consequences, including a possible tax penalty
       if withdrawn before age 59   .

74.    The first sentence of the third paragraph under the table states:    If
a Face Amount
       decrease is requested, AUL will deduct a proportional Surrender Charge from the
       Account Value on the effective date of the decrease.    Please provide
an example of a
       proportional Surrender Charge deduction.

Death Benefit and Changes in Face Amount (30-37)

Changes in Death Benefit Option

75.    The first sentence of the second paragraph states:    If the Owner
requests a change from
       Death Benefit option 1 to Death Benefit option 2, the Face Amount will be decreased by
       the amount of the Account Value on the date of change.    Please
disclose here, if true, that
       this decrease in Face Amount will result in a proportional Surrender Charge.

Other Benefits Available Under the Policy

76. Please identify in this table each benefit that may not be available to all investors. We note that the second sentence of Important Information You Should Consider about the
       Policy     Optional Benefits states that optional benefit availability may vary by state or by
       selling broker-dealer.

77. Please add a description of the Portfolio Optimization Program to the table.

78.    The    Brief Description of Restrictions/Limitations    column of the
Children   s Insurance
       Benefit Rider row states that the    rider is not allowed on policies
rated worse than Table
       D.

          a. Please clarify where investors can find Table D.

          b. Throughout the Registration Statement, where similar references are made to supplemental tables, please clarify where investors can access these tables.

79.    The    Brief Description of Restrictions/Limitations    column of the
Overloan Protection
       Rider row states that the rider may be exercised only if certain conditions are met. Please specify these conditions.
 Corey F. Rose, Esq.
May 23, 2022
Page 13 of 16

80.    The    Brief Description of Restrictions/Limitations    column of the
Dollar Cost Averaging
       row states that    AUL reserves the right to impose a $25 transfer
charge for each transfer
       effected under a DCA program.    Please add this disclosure to the
discussion of the
       benefit under The Policy     Dollar Cost Averaging Program. Please also
add this to the
       Transaction Fees table in the Fee Table section of the Prospectus.

   Accelerated Death Benefit for Terminal Illness Rider

81. This subsection notes that a one-time Administrative Fee may be charged when the
       Accelerated Death Benefit is paid under this rider. Please add this to the Transaction
       Fees table in the Fee Table section of the Prospectus.

   Accelerated Death Benefit for Chronic Illness Rider

82. This subsection notes that a one-time Administrative Fee may be charged when the
       Accelerated Death Benefit is paid under this rider. Please add this to the Transaction
       Fees table in the Fee Table section of the Prospectus.

Cash Benefits (pages 38-40)

Policy Loans

83. To assist with investor comprehension, consider disclosing the purpose of Policy loans
       (i.e., to access Policy value without adverse tax consequences associated with partial
       Surrenders).

Partial Surrenders

84.    The second sentence of the third paragraph states:    The maximum
Partial Surrender
       amount is the Cash Surrender Value minus the greater of (1) $1,000 or
(2) three times the
       most recent Monthly Deductions. Please make    Monthly Deductions
singular, and
       consider revising the subparagraph numbering as follows to clarify the
formula:    The
       maximum Partial Surrender amount is the Cash Surrender Value minus the greater of (a)
       $1,000 or (b) three times the most recent Monthly Deductions.

Other Policy Provisions (pages 42-44)

Deferral of Payments

   Variable Account

85.    Please revise the parenthetical in this paragraph as follows:    (except
normal holiday
       closings and weekends)   .
 Corey F. Rose, Esq.
May 23, 2022
Page 14 of 16

Appendix: Funds Available Under the Policy

86. If applicable, please include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. Instruction 1(e) to Item
18.

87.    The sentence immediately preceding the table states:    Depending on the
optional benefits
       you choose, you may not be able to invest in certain Underlying Funds. Please indicate which Portfolios are available (or are restricted) under the benefits offered under the
       Policy or delete this statement. See Instruction 1(f)(2) to Item 18. If the statement is kept,
       please change    Underlying Funds    to    Funds.

88. Please generally revise the columns of the table to conform to the presentation format of
       Item 18. In particular:

          a. Please delete the    Fund Identifier    and    Fund Family
columns.

          b. Please move the    Type of Fund    column to the left-hand side of
the table.

          c. Please revise the    Fund Name    row to reflect the presentation
format in Item 18
             (i.e.,    Portfolio Company and Adviser/Subadviser   ).

          d. Please delete the words    Expense Ratio    in the fifth column
header.

89. If applicable, identify each Portfolio subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See Instruction 4 to Item 18.

BACK COVER PAGE

90. The information required by Item 1(b) appears on the final page of the Appendix. Please move this to a separate page.

91. Please add the EDGAR contract identifier on the bottom of the back cover page in type size smaller than that generally used in the Prospectus (e.g., 8-point modern type). Item
       1(b)(4).

PART C

Item 37. Fee Representation

92.    Please replace    The Registrant    with    American United Life
Insurance Company
       (   Insurance Company   ).
 Corey F. Rose, Esq.
May 23, 2022
Page 15 of 16

SIGNATURES

93. The Registration Statement is signed by the principal executive officer. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which require that the Registration Statement also be signed by (i) the comptroller or principal accounting officer and (ii) the principal financial officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the Registration
Statement.

SUMMARY PROSPECTUS FOR NEW INVESTORS

94. To the extent relevant, please apply all foregoing comments to the statutory Prospectus to the ISP.

95.    Please revise the title of the ISP as follows:    Form of Summary
Prospectus for New
       Investors.

96. The section of the ISP titled Additional Information About Fees currently provides disclosure responsive to Item 7. Please remove this disclosure from the ISP and replace it with the statutory Prospectus disclosure responsive to Item 4. See also Rule 498A.

97. Please supplementally confirm that the following sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus:
Important Information
       You Should Consider About the Policy (Item 2); Overview of the Policy (Item 3);
       Standard Death Benefits (Item 10(a)); Other Benefits Available Under the Policy (Item
       11(a)); Buying the Policy (Item 9(c)-(c)); How Your Policy Can Lapse (Item 14(a)-(c));
       Making Withdrawals: Accessing the Money in Your Policy (Item 12(a); and Funds
       Available Under the Policy Appendix (Item 18). See also Rule 498A.

98.    Please supplementally confirm that in the electronic version of the ISP:
(a) the website
       address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b)
       the Table of Contents (if applicable), cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively.

                                             * * * *

        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
 Corey F. Rose, Esq.
May 23, 2022
Page 16 of 16

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-7703 or williamsmat@sec.gov if you have any questions.

                                                   Sincerely,
                                                   /s/ Matthew S. Williams
                                                   Senior Counsel



cc: Michael C. Pawluk, Senior Special Counsel
    Sally Samuel, Branch Chief
    James Catano, Esq.